                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 11)

                           OPHTHALMIC IMAGING SYSTEMS
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                     683737
                                 (CUSIP Number)

                          Premier Laser Systems, Inc.
                             Attn: Colette Cozean
                                3 Morgan Avenue
                               Irvine, CA 92718

                                with a copy to:

                            William J. Simpson, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                      695 Town Center Drive, 17/th/ Floor
                          Costa Mesa, California 92626
                                (714) 668-6200

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 March 7, 1999
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              (Page 1 of 5 Pages)

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     PREMIER LASER SYSTEMS, INC.
     33-0472684

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        a[ ]
                                                        b[X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                        [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA

NUMBER OF        7.   SOLE VOTING POWER
SHARES
BENEFICIALLY          2,131,758
OWNED BY
EACH             8.   SHARED VOTING POWER
REPORTING
PERSON                        0
WITH
                 9.   SOLE DISPOSITIVE POWER

                      2,131,758

                 10.  SHARED DISPOSITIVE POWER

                              0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,131,758



CUSIP No. 683737                     13D                       Page 2 of 5 Pages

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

     N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.3%, BASED ON 4,155,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF NOVEMBER 30, 1998.

14.  TYPE OF PERSON REPORTING

     CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT




CUSIP No. 683737                     13D                       Page 3 of 5 Pages

                           OPHTHALMIC IMAGING SYSTEMS
                                  Common Stock

                                  SCHEDULE 13D

     This Amendment No. 11 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 filed with the Commission on January 5, 1998, by Amendment No. 2 filed with the Commission on January 20, 1998, by Amendment No. 3 filed with the Commission on February 12, 1998, by Amendment No. 4 filed with the Commission on March 3, 1998, by Amendment No. 5 filed with the Commission on August 14, 1998, by Amendment No. 6 filed with the Commission on August 20, 1998, by Amendment No. 7 filed with the Commission on August 21, 1998, by Amendment No. 8 filed with the Commission on November 25, 1998, by Amendment No. 9 filed with the Commission on January 5, 1998, and by Amendment No. 10 filed with the Commission on February 11, 1999 with respect to the purchase by PREMIER LASER SYSTEMS, INC. ("Premier") of shares of common stock, no par value per share (the "Shares"), of OPHTHALMIC IMAGING SYSTEMS, a California corporation ("OISI") (the "Original Schedule 13D" as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

         The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

         On March 7, 1999, Premier and OISI entered into a letter agreement (the "Letter Agreement"), a copy of which is attached hereto as Exhibit 99.16 and is hereby incorporated by reference. Pursuant to the Letter Agreement, OISI's manufacturing operations will be transferred to Premier. The process of transferring manufacturing should be completed by the end of April, 1999. Until the earlier of six months from the date of the Letter Agreement or until OIS' indebtedness to Premier has been repaid, Premier will charge OISI for the products Premier manufactures at a price equal to the estimated cost of goods sold for such products, as determined according to generally accepted accounting principles. Following this period, Premier and OISI will readjust the pricing to provide for a profit margin for Premier.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         This item as previously filed is amended and supplemented by incorporating herein the additions to Item 4 made by this Amendment No. 11.

Item 7.  Material to be Filed as Exhibits.

         The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.16 Letter Agreement, executed March 7, 1999, between OISI and Premier. Exhibit A to the Letter Agreement is currently in the process of being memorialized.


CUSIP No. 683737                     13D                       Page 4 of 5 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 26, 1999

                                PREMIER LASER SYSTEMS, INC.


                                By: /s/  Robert V. Mahoney
                                    ------------------------------------------
                                    Name:  Robert V. Mahoney
                                    Title: Executive Vice President of Finance
                                           and Chief Financial Officer


CUSIP No. 683737                     13D                       Page 5 of 5 Pages